Securities Act File No. 333-202531

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 7	☒

FIDUS INVESTMENT CORPORATION

(Exact Name of Registrant as Specified in Charter)

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(Address of Principal Executive Offices)

(847) 859-3940

(Registrant’s Telephone Number, including Area Code)

Edward H. Ross

Chief Executive Officer

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(Name and Address of Agent for Service)

COPIES TO:

Steve B. Boehm

Lisa Morgan

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

(202) 383-0100

Approximate date of proposed public offering: From time to time after the effective date of the Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c).

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-202531) of Fidus Investment Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

i

FIDUS INVESTMENT CORPORATION

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of the Company are provided in Part A of this registration statement:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm Consolidated Statements of Assets and Liabilities as of December 31, 2016 and 2015

Consolidated Statements of Operations for the Years Ended December 31, 2016, 2015 and 2014

Consolidated Statements of Changes in Net Assets for the Years Ended December 31, 2016, 2015 and 2014

Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2015 and 2014

Consolidated Schedules of Investments as of December 31, 2016 and 2015

Notes to Consolidated Financial Statements

(2) Exhibits

(a)(1)	Articles of Amendment and Restatement of the Registrant (Filed as Exhibit (a)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(b)(1)	Bylaws of the Registrant (Filed as Exhibit (b)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(c)	Not applicable

(d)(1)	Form of Stock Certificate of the Registrant (Filed as Exhibit (d) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(d)(2)	Form of Subscription Certificate(1)

(d)(3)	Form of Subscription Agent Agreement(1)

(d)(4)	Form of Warrant Agreement(1)

(d)(5)	Form of Indenture (Filed as Exhibit (d)(5) to the Registrant’s post-effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-202531) filed with the Securities and Exchange Commission on April 29, 2016 and incorporated herein by reference)

(d)(6)	Form of Note(1)

(d)(7)	Form of Preferred Stock Certificate(1)

(d)(8)	Statement of Eligibility of Trustee on Form T-1 (Filed as Exhibit (d)(8) to the Registrant’s post-effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-202531) filed with the Securities and Exchange Commission on April 18, 2017 and incorporated herein by reference)

(e)	Dividend Reinvestment Plan (Filed as Exhibit (e) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-182785) filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference).

(f)(1)	Debentures Guaranteed by the SBA (Filed as Exhibit (f)(1) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on May 26, 2011 and incorporated herein by reference).

(f)(2)	Agreement to Furnish Certain Instruments (Filed as Exhibit (f)(2) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on May 26, 2011 and incorporated herein by reference).

(g)(1)	Investment Advisory and Management Agreement between Registrant and Fidus Investment Advisors, LLC (Filed as Exhibit (g) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(g)(2)	First Amendment to Investment Advisory and Management Agreement between Registrant and Fidus Investment Advisors, LLC (Filed as Exhibit 10.7 to the Registrant’s annual report on Form 10-K (File No. 333-172550), filed with the Securities and Exchange Commission on March 6, 2014 and incorporated herein by reference).

(h)(1)	Form of Underwriting Agreement for Equity (Filed as Exhibit (h) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(h)(2)	Form of Underwriting Agreement for Debt(1)

(h)(3)	Underwriting Agreement dated June 20, 2017 by and among Fidus Investment Corporation, Fidus Investment Advisors, LLC and the Underwriters named therein(2)

(i)	Not applicable

(j)	Custody Agreement (Filed as Exhibit (j) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on May 26, 2011 and incorporated herein by reference).

(k)(1)	Administration Agreement between Registrant and Fidus Investment Advisors, LLC (Filed as Exhibit (k)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(k)(2)	Trademark License Agreement between Registrant and Fidus Partners, LLC (Filed as Exhibit (k)(2) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on May 26, 2011 and incorporated herein by reference).

(k)(3)	Form of Indemnification Agreement by and between Registrant and each of its directors (Filed as Exhibit (k)(3) to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on June 10, 2011 and incorporated herein by reference).

(k)(4)	Senior Secured Revolving Credit Agreement, dated June 16, 2014, by and among the Registrant, the lenders party thereto and ING Capital LLC as Administrative Agent filed as exhibit 10.1 to the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2014 and incorporated herein by reference.

(k)(5)	Amendment No. 1, dated December 19, 2014, to the Senior Secured Revolving Credit Agreement dated June 16, 2014, by and among the Registrant, the lenders party thereto and ING Capital LLC as Administrative Agent filed as exhibit 10.1 to the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014 and incorporated herein by reference.

(l)	Opinion and Consent of Eversheds Sutherland (US) LLP (2)

(m)	Not applicable

(n)(1)	Consent of RSM US LLP (Filed as Exhibit (n)(1) to the Registrant’s post-effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-202531) filed with the Securities and Exchange Commission on April 18, 2017 and incorporated herein by reference)

(n)(2)	Report of RSM US LLP regarding the senior security table contained herein (Filed as Exhibit (n)(2) to the Registrant’s post-effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-202531) filed with the Securities and Exchange Commission on March 2, 2017 and incorporated herein by reference).

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(1)	Joint Code of Ethics of Registrant, Fidus Mezzanine Capital, L.P. and Fidus Investment Advisors, LLC (filed as Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-182785) filed with the Securities and Exchange Commission on July 20, 2012 and incorporated herein by reference).

(r)(2)	Code of Ethics of Fidus Investment Advisors, LLC (filed as Exhibit (r)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-182785) filed with the Securities and Exchange Commission on July 20, 2012 and incorporated herein by reference).

(s)(1)	Statement of Computation of Ratio of Earnings to Fixed Charges (Filed as Exhibit (n)(2) to the Registrant’s post-effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-202531) filed with the Securities and Exchange Commission on March 2, 2017 and incorporated herein by reference).

99.1	Form of Preliminary Prospectus Supplement for Notes offering (filed as Exhibit 99.1 to the Registrant’s Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-202531) filed with the Securities and Exchange Commission on April 16, 2015 and incorporated herein by reference).

(1)	To be filed by subsequent amendment.
(2)	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this registration statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$34,860
FINRA filing fee	45,500
Nasdaq Global Select Market listing fees	195,000	(1)
Printing expenses	150,000	(1)
Legal fees and expenses	300,000	(1)
Accounting fees and expenses	100,000	(1)
Miscellaneous	10,000	(1)

Total	$835,360	(1)

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by the Company.

Item 28. Persons Controlled by or Under Common Control

The following is a list of our wholly-owned subsidiaries and the jurisdiction in which each subsidiary was organized:

Name	Jurisdiction
FCCG Equity Corp.	Delaware
FCMH Equity Corp.	Delaware
Fidus Investment GP, LLC	Delaware
Fidus Mezzanine Capital, L.P.	Delaware
Fidus Mezzanine Capital II, L.P.	Delaware
Fidus Investment Holdings, Inc.	Delaware
FCIHA, Inc.	Delaware

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock as of April 13, 2017.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	19

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorize us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity.

Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity. Our bylaws also provide that, to the maximum extent permitted by Maryland law, with the approval of our board of directors and provided that certain conditions described in our bylaws are met, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our bylaws.

Maryland law requires a corporation (unless its charter provide otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We have obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to our directors or officers.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Fidus Investment Advisors, LLC and its and its affiliates’ officers, directors, members, managers, stockholders and employees are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Fidus Investment Advisors, LLC’s services under the Investment Advisory Agreement.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Fidus Investment Advisors, LLC and its and its affiliates’ officers, directors, members, managers, stockholders and employees are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Fidus Investment Advisors, LLC’s services under the Administration Agreement or otherwise as our administrator.

Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor.

A description of any other business, profession, vocation or employment of a substantial nature in which Fidus Investment Advisors, LLC, and each managing director, director or executive officer of Fidus Investment Advisors, LLC, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this registration statement in the section entitled “Management.” Additional information regarding the Fidus Investment Advisors, LLC and its officers and directors is set forth in its Form ADV, as filed with the SEC (File No. 801-72285), and is incorporated herein by reference.

Item 32. Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	Fidus Investment Corporation, 1603 Orrington Avenue, Suite 1005, Evanston, Illinois 60201;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, Plaza Level, New York, New York 10038;

(3)	the Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, Massachusetts 02110; and

(4)	Fidus Investment Advisors, LLC, 1603 Orrington Avenue, Suite 1005, Evanston, Illinois 60201.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1)	We undertake to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10.0% from its net asset value as of the effective date of the registration statement; or (b) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	In the event that the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, we undertake to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing materially from those set forth on the cover page of the prospectus, we undertake to file a post-effective amendment to set forth the terms of such offering.

(4)	We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

b.	to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

c.	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(b)	for the purpose of determining any liability under the Securities Act, that each such post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	for the purpose of determining liability under the Securities Act to any purchaser, that if we are subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	for the purpose of determining liability of the Company under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell such securities to the purchaser, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

a.	any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

b.	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

c.	any other communication that is an offer in the offering made by us to the purchaser.

(5)	Not applicable.

(6)	Not applicable.

(7)	We undertake to file a post-effective amendment to the registration statement pursuant to Section 8(c) of the Securities Act of 1933 in connection with any rights offering off of the registration statement.

(8)	We hereby undertake to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering of shares of our common stock below net asset value (“NAV”) if the cumulative dilution to our NAV per share, together with the cumulative dilution to our NAV per share of any prior offerings made pursuant to this registration statement (the “current registration statement”), exceeds fifteen percent (15%). If we file a new post-effective amendment to the current registration statement pursuant to Section 8(c) of the Securities Act, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and/or the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Evanston, Illinois, on the 20th day of June, 2017.

FIDUS INVESTMENT CORPORATION

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EDWARD H. ROSS Edward H. Ross	Chairman, President and Chief Executive Officer (Principal Executive Officer)	June 22, 2017

*	President and Director	June 22, 2017
Thomas C. Lauer

/s/ SHELBY E. SHERARD Shelby E. Sherard	Chief Financial Officer (Principal Financial and Accounting Officer)	June 22, 2017

* Raymond L. Anstiss	Director	June 22, 2017

* Charles D. Hyman	Director	June 22, 2017

* John A. Mazzarino	Director	June 22, 2017

*	Signed by Edward H. Ross pursuant to a power of attorney signed by each individual and filed with this Registration Statement on March 3, 2016.